Exhibit 23.2

Independent Auditors’ Consent

The Board of Directors

Industrial Income Trust Inc.:

We consent to the use of our report dated November 25, 2013, with respect to the statement of revenue and certain expenses of IIT North American Industrial Fund I Limited Partnership for the year ended December 31, 2012, incorporated by reference herein. Our report refers to the fact that the statement of revenue and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of IIT North American Industrial Fund I Limited Partnership’s revenue and expenses.

/S/ KPMG LLP

Denver, Colorado

December 19, 2013